Frontier Communications Corporation

401 Merritt 7

Norwalk, Connecticut 06851

(203) 614-5600

September 18, 2015

BY EDGAR – CORRESPONDENCE

Mr. Larry Spirgel, Assistant Director

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:      Frontier Communications Corporation

Form 10-K for Fiscal Year Ended December 31, 2014

Filed February 25, 2015

File No. 001-11001

Dear Mr. Spirgel:

Frontier Communications Corporation requests additional time to respond to the comments set forth in your letter dated September 3, 2015 with respect to the above-referenced Form 10-K.  We expect to respond on or before September 30, 2015.

If you have any additional questions or comments, please contact the undersigned at (203) 614-5023.

Sincerely,

/s/ Donald Daniels

Donald Daniels

Senior Vice President and Controller

cc:  Mark D. Nielsen, Executive Vice President,

         General Counsel and Secretary